July 3, 2025

Donghao Yang
Chief Financial Officer
Yatsen Holding Limited
Floor 39, Poly Development Plaza
No. 832 Yue Jiang Zhong Road, Haizhu District
Guangzhou, 510335
People   s Republic of China

       Re: Yatsen Holding Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-39703
Dear Donghao Yang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F filed April 22, 2025
Note 1, page F-14

1. Your disclosure here reports a 100% beneficial ownership interest in the VIE whereas your disclosure on page 5 indicates that the VIE is 100% owned by two individuals.
       Please expand your disclosure on page F-14 to distinguish between your controlling interest and your actual ownership interest.
Note 8, page F-32

2. We note that your equity method investments comprise over 16% of your total assets.
       Please explain to us why your equity in Income from equity method investments balance on page F-7 has decreased substantially even though your disclosure on page
       F-33 reports increases in the revenues and income of these investees. Please also clarify for us whether you have received any dividends from these investees. For each of the equity investees referenced in footnotes (a) and (b), please describe in detail the objective evidence you considered in concluding that no impairment charges were
 July 3, 2025
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       required in 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services